VERIS GOLD

CONTROL NUMBER

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

1-866 964-0492 Toll Free

www.computershare.com/noticeandaccessviden

Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for VERIS GOLD CORP. Annual General Meeting to be held at 8th Floor, 688 West Hastings Street Vancouver, BC V6B 1P1 on June 18, 2013, at 10:00 am, Pacific Time

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at:

www.verisgold.com/s/2013ProxyMaterials.asp
OR
www.sedar.com

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Obtaining a Copy of the Proxy Materials

If you would like to receive a paper copy of the current meeting materials by mail, you must request one. There is no charge to you for requesting a copy.

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Call us Toll Free at 1-866-962-0498 within North America and Outside North America - (514) 982-8716 and enter your control number as indicated on this notice to request a paper copy of the materials for the current meeting.

To ensure you receive the material in advance of the voting deadline and meeting date, all requests must be received by us not later than June 3, 2013 to ensure timely receipt. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the materials after the meeting date, please contact 1-855-688-9427

Securityholder Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, by telephone or by mailing the enclosed Voting Instruction Form/Proxy for receipt before 10:00 am, Pacific Time on June 14, 2013 using the enclosed Business Reply Envelope.

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - Page 5
2. **Election of Directors** - Page 5
3. **Appointment of Auditors** - Page 4
4. **Stock Option Plan** - Page 16
5. **Advance Notice Policy** - Page 18
6. **Shareholder Rights Plan Agreement** - Page 20

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Beneficial holders who meet the below criteria have received a paper copy of the Information Circular and any other relevant materials.

- 5,000 shares or more
- Consent type A

Registered holders who meet the below criteria have received a paper copy of the Information Circular and any other relevant materials.

- 5,000 shares or more

Annual Financial statement delivery

- No Annual Report (or Annual Financial Statements) is (are) included in this mailing